Exhibit 77C
Results of Shareholder Votes
The Annual Meeting of Shareholders of the Fund was held on October 24, 2012.  At this meeting, shareholders voted on the election of Trustees.

With regard to the election of the following trustees by common and preferred shareholders of the Fund:

		# of Shares
Common Shareholders	In Favor	Against	Withheld
Tracy V. Maitland	17,484,231	370,975	178,762

		# of Shares
Preferred Shareholders	In Favor	Against	Withheld
Tracy V. Maitland	18,690	554	11
Ronald A. Nyberg	18,690	554	11
Michael A. Smart	18,690	554	11

The other Trustees of the Fund whose terms did not expire in 2012 are Randall C. Barnes, Daniel L. Black, Derek Medina and Gerald L. Seizert.